April 30, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Direxion Insurance Trust File Nos. 333-93813; 811-0976 Post-Effective Amendment No. 32

Ladies and Gentlemen:

We have acted as counsel to Direxion Insurance Trust (“Trust”) in connection with the preparation of Post-Effective Amendment No. 32 to the Trust's Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

U.S. Bancorp Fund Services LLC
615 East Michigan Street
Milwaukee, WI  53202

April 30, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Direxion Insurance Trust (the “Trust”)
File Nos. 333-93813 and 811-09761

Dear Sir or Madam:

Pursuant to Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”), and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, transmitted herewith on behalf of the Trust is Post-Effective Amendment No. 32 under the 1933 Act, and Amendment No. 33 under the 1940 Act, to the Trust’s Registration Statement on Form N-1A to become effective on April 30, 2010. This document is intended to conform to the rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

If you have any questions, concerning the foregoing, please contact the undersigned at (414) 765-5366.

Sincerely,

/s/ Edward L. Paz

Edward L. Paz, Esq.
For US Bancorp Fund Services, LLC

Enclosures